Filed pursuant to Rule 253(g)(2)

File No. 024-11432

SUPPLEMENT DATED SEPTEMBER 8, 2021

OFFERING CIRCULAR DATED JANUARY 29, 2021

FUTURE ACRES, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated January 29, 2021 of Future Acres, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on October 8, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series Seed Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 8, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.